Exxon Mobil Corporation

Richard E. Gutman

5959 Las Colinas Boulevard

Assistant General Counsel

Irving, TX 75039-2298

972 444 1480 Telephone

972 444 1432 Facsimile

richard.e.gutman@exxonmobil.com

ExxonMobil

February 7, 2006

Ms. Cecilia D. Blye, Chief

Securities and Exchange Commission

Division of Corporation Finance

Office of Global Risk Management

100 F Street, N. E.

Washington, D. C. 20549

Re:

Exxon Mobil Corporation

Form 10-K for the Fiscal Year Ended December 31, 2004

Filed February 28, 2005

File No. 1-2256

Dear Ms. Blye:

On behalf of Exxon Mobil Corporation and its affiliated companies ("ExxonMobil"), please find enclosed our responses to your questions regarding the above filing set forth in your letter of January 6, 2006.  We appreciate your agreement to extend the time for the submission of this response to February 7, 2006.  Our responses are numbered to correspond to the numbered comments in your letter.

In summary, we have had very limited interaction with Syria, Sudan, and Iran.  When viewed in terms of the scale of our business (revenues of $371,000,000,000; petroleum product sales of 3,000,000,000 barrels), we are confident that these interactions are not material by any reasonable measure, that they certainly do not rise to the level where separate disclosure would be either legally necessary or appropriate, and that they do not pose a material risk for our security holders.  Furthermore, we do not believe these de minimis activities would be qualitatively important to a reasonable investor.

We acknowledge that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you desire a clarification of any or our responses, please contact me at my address or number above.

Very truly yours,

/s/ Richard E. Gutman

------------------------------------

Richard E. Gutman

REG/vgp

Attachment

Ms. Cecilia D. Blye

February 7, 2006

c:

James Lopez

Securities and Exchange Commission

Exxon Mobil Corporation's Response to the

SEC Letter of January 6, 2006

December 31, 2004 Form 10-K

1.

We note from public media sources that you may have existing or anticipated operations associated with Iran, Syria and Sudan, which are identified as state sponsors of terrorism by the U.S. State Department and subject to export controls imposed, in part, as a result of actions in support of terrorism and/or pursuit of weapons of mass destruction and missile programs.  We note that your Form 10-K does not contain any disclosure about operations in these countries.  With a view to disclosure, please address the materiality of your contacts with these countries.  Your response should describe your current, historical and anticipated operations in, and contacts with, these countries, including through subsidiaries, affiliates, joint ventures and other direct and indirect arrangements.

We do not have any current operations in Iran, Syria or Sudan (the "Three Countries").  We have no oil fields, refineries, offices or employees in the Three Countries.  We do have occasional contacts with persons in those countries.  We strictly comply with all applicable regulations regarding such contacts, and the contacts are made only after legal advice is rendered as to what is allowed under current sanctions.  For example, our employees attending a European petroleum conference may tell an Iranian attendee that while we are unable to pursue certain business opportunities in Iran under present sanctions, we would be interested in talking to them in the future if the sanctions were reduced or lifted.  Note that we have no anticipated operations beyond the generalization described above.  We have had business transactions in the Three Countries as described below.  Note that crude oil and many petroleum products and petrochemicals are fungible commodities, and our purchases and sales may have been sourced from or resold to persons or entities in the Three Countries outside our control.  Our responses cover the three year period 2003 - 2005 per our telephone discussion with your staff.

As disclosed in our Form 10-K for 2004 and elsewhere, our business includes Upstream, Downstream and Chemical segments.  Our Upstream segment accounts for the largest portion of our income (67% in 2005) and assets (42% in 2005).  The Upstream segment has had no business transactions in any of the Three Countries.

Our Chemical segment has had no business transactions in Sudan or Iran, but has had transactions in Syria.  It has sold, from European sources with less than 10% U.S. content, polyethylene and polypropylene (and small quantities of plasticizers and films) as follows:

Country	2003	2004	2005
(millions of dollars)
Syria	$19.7	$23.7	$24.3

To our knowledge the Syrian customers are all private companies.  There were no term contracts.

In addition, we have a 50% interest in Infineum, a chemicals joint venture with Shell.  We each own a 50% interest in the joint venture through respective European subsidiaries.  However, Infineum's European affiliates manage the business transactions in the Three

Exxon Mobil Corporation's Response to the

SEC Letter of January 6, 2006

December 31, 2004 Form 10-K

Countries under a policy and procedure consistent with U.S. legal requirements and no United States person is involved in those business transactions.  Infineum's European affiliates had sales to entities in the Three Countries as follows:

Country	2003	2004	2005
(millions of dollars)
Iran	$20.5	$16.6	$16.1
Sudan	$0.3	$0.3	$0.0
Syria	$0.3	$0.6	$0.2

We also have two chemical joint ventures in Saudi Arabia where each joint venturer off takes its share of manufactured products and independently markets it.  For competitive reasons we do not know where or to whom our joint venturer sells its share of the off take.

For your reference, in 2005 our Chemical business segment had total revenues of approximately $31,000 million, and earnings of $3,900 million.

As discussed below, our Downstream segment has had minor business transactions with the Three Countries.

SYRIA

Prior to the imposition of sanctions against Syria in 2004, ExxonMobil Middle East Marketing Corporation ("EMMEM"), a Delaware corporation, sold aviation lubricants to Syrian Arab Airlines at the Dubai airport in the United Arab Emirates.  These sales totaled $24,480 in 2003 and $19,800 in 2004.

Until June 30, 2005 when EMMEM sold its interest, it owned a minority (49%) interest in Al-Amir Luboil Industries and Marketing Company ("ALIMCO"), a Syrian limited liability company headquartered in Damascus.  ALIMCO, at that time, was engaged in the manufacture, distribution and marketing of Mobil-branded finished lubricants in Syria.  ALIMCO owned and operated a lubricant oil blending plant in Syria as well as two warehouses.

Prior to the sale of its minority interest, EMMEM supplied ALIMCO with non-US sourced base oil, products, and additives.  At the time of the sale, the ALIMCO General Manager was a non-U.S. person who was an EMMEM secondee.  EMMEM also supplied ALIMCO with brand specifications and technical support for product formulations; however, these activities ceased upon the imposition of U.S. sanctions in May 2004.  After the sale, ALIMCO remained licensed to use certain Mobil trademarks until December 31, 2005 in order to sell off its existing inventory of Mobil branded products.

Exxon Mobil Corporation's Response to the

SEC Letter of January 6, 2006

December 31, 2004 Form 10-K

While detailed information is limited on the operations of Saudi Aramco Lubricating Oil Refining Company ("LUBEREF"), a Saudi Arabian limited liability company (Mobil Petroleum Company Inc. owns a minority (30%) interest in LUBEREF), LUBEREF sold base oil to ALIMCO at least until EMMEM sold its interest in ALIMCO in 2005.

Prior to the imposition of US sanctions in May 2004 against Syria, ExxonMobil Sales and Supply Corporation, a Delaware corporation ("EMS&S"), through its United Kingdom branch had a contract with SYTROL, the Syrian state oil company, and during 2003, lifted thirteen cargos of Syrian crude, in total about 7,100,000 barrels valued at about $191,000,000, pursuant to that contract.  Prior to May 2004, the contract was mutually terminated, however, prior to termination, EMS&S lifted two cargos of Syrian crude, about 1,200,000 barrels valued at about $35,000,000.

Between 2003 and 2005, EMS&S purchased Syrian crude from independent third parties outside of Syria on a spot basis using standard international commercial terms.

ExxonMobil Aviation International Ltd. a United Kingdom corporation ("EMA"), had a contract with Syrian Arab Airlines to supply jet fuel for its use at seven airports (Beirut, Bordeaux, Casablanca, Ankara, Basle-Mulhouse, Milan Malpensa, and Vienna). EMA’s contract with Syrian Arab Airlines expired December 31, 2004 for all locations except at the Beirut Airport, which expired June 2005.  The volumes sold pursuant to the contract were small (a total of 626,000 gallons valued at about $910,000 in 2003; 1,085,000 gallons valued at about $1,800,000 in 2004 and 143,000 gallons valued at $101,000 in 2005).  EMA repaid a deposit of $40,000 to the airline in September 2005.

Engycalor, an Italian affiliate, sold fuel coupons at market value, exclusive of excise taxes, for gasoline and diesel fuel to the Syrian Embassy in Rome.  These fuel coupons were redeemable for products at Esso Italiana retail service stations: 55,000 liters valued at $26,910 in 2003; 60,000 liters valued at $31,868 in 2004; and 47,400 liters valued at $28,548 in 2005.

Iran

In April 2003, Mobil Oil Senegal, a Senegal corporation, sold fuel coupons at market value, exclusive of excise taxes, for 11,400 liters of gasoil valued at about $7,438 to the Iranian Embassy in Dakar.  These fuel coupons were redeemable for fuel at participating retail service stations.

Deville-Mazout Sarl, a Swiss affiliate, made three deliveries of heating oil to the Iranian Mission to the UN in Geneva: April 29, 2003 (6,002 liters valued at $1,893) ; June 2, 2004 (6,804 liters valued at $2,586); and September 15, 2005 (5,696 liters valued at $3,746).  These were telephone spot sales.

Sudan

Until March 13, 2003, Mobil International Petroleum Corporation (“MINT”) (a Delaware corporation) owned Mobil Oil Sudan Ltd. ("MOS") a Sudan corporation, which at the time marketed motor fuels, jet and marine fuels, lubricants and other petroleum products.

Exxon Mobil Corporation's Response to the

SEC Letter of January 6, 2006

December 31, 2004 Form 10-K

MOS had three fuels terminals and two joint venture airport operations (50/50 with Shell Sudan); 52 Mobil branded service stations; fuel sales of approximately 1,600,000 barrels per year; an approximate fuels market share of 11%; and approximately 80 employees.

MINT sold MOS to an affiliate of Petroliam Nasional Berhad ("Petronas"), the Malaysian national petroleum corporation.  The sale took place pursuant to a license from the Office of Foreign Assets Control of the United States Department of the Treasury.  Following the sale to Petronas, MINT had no further commercial operations in Sudan.

Prior to the sale, MOS delivered fuel on an ad hoc basis to Sudan Airways at Khartoum.

Multi - Country

Mobil Investments S.A., a Panama corporation, owns a minority (29%) interest in Saudi Arabian Lubricating Oil Company (“PETROLUBE”), a Saudi Arabian joint stock company.  We have limited information on PETROLUBE operations; however, PETROLUBE has reported $79,000 in lubricant blending royalty revenue from Syria during 2003.  PETROLUBE has also reported that it derived lubricant blending royalty revenue from Syria on approximately 10,000 barrels in 2004 and 5300 barrels in 2005 (through Oct).  PETROLUBE also reported export sales of 2,600 barrels during 2004 and 5,300 barrels during 2005 (through October) to Sudan.  Although no specific information has been identified to indicate export sales to Sudan during 2003, the information reported for 2004 and 2005 indicates that PETROLUBE may have engaged in such sales during 2003.

ExxonMobil Middle East Supply Company Ltd. ("EMMES"), a Bahamas corporation, owns a minority (49%) interest in the Arabian Petroleum Supply Company ("APSCO"), a Saudi Arabian joint stock company.  We have limited information on APSCO operations but what we have suggests that APSCO may sell finished or unfinished lubricants into Syria or through Syria to other destinations.  APSCO also has sold jet fuel (purchased from Saudi Aramco) to Iran Air. This business was solicited directly by APSCO.

In 2003, EMMEM, which sold lubricants to APSCO, learned that earlier in the year, APSCO had sold Mobil-branded lubricants supplied by EMMEM to Iran Air (300 barrels) and Sudan Airways (28 barrels).  While EMMEM's supply of lubricants to APSCO was lawful, EMMEM ceased further supply of lubricants to APSCO until it obtained APSCO's agreement that EMMEM supplied lubricants would not be resold to these customers or exported outside of Saudi Arabia.

Worex S.N.C., a French affiliate, made deliveries of heating oil to the Iranian Embassy in Paris: 8,300 liters valued at $4,372 in 2003; 12,400 liters valued at $7,670 in 2004; and 6,400 liters valued at $4,906 in 2005.  Worex also made deliveries of heating oil to the Syrian Embassy in Paris: 36,300 liters valued at $19,030 in 2003, 43,500 liters valued at $26,910 in 2004 and 22,000 liters valued at $16,860 in 2005.  These were telephone spot sales.

For your reference, in 2005 our Downstream business segment had total revenues of approximately $297,000 million and earnings at $8,000 million.

Exxon Mobil Corporation's Response to the

SEC Letter of January 6, 2006

December 31, 2004 Form 10-K

We do not believe that the foregoing transactions are quantitatively material to investors under any reasonable standard.  See our response below to your comment 3 with regard to the absence of qualitative materiality as well.

2.

In your materiality analysis, please discuss whether your operations or contacts, if any, constitute a material investment risk for your security holders.  Please also address the impact on your business of any operational challenges or regulatory compliance challenges resulting from any contacts with Syria, Iran, or Sudan.

We have addressed your questions about quantitative and qualitative materiality in our responses to your comments 1 and 3.  The following addresses the request in your comment 2 regarding operational challenges and regulatory compliance challenges from contacts within the Three Countries.  While our transactions related to the Three Countries are very limited, as indicated in our response to comment 1, we do take requirements for regulatory compliance seriously.  Substantial legal advice on compliance with the applicable sanctions is provided to relevant employees both by members of our Law Department and outside counsel with expertise in this area.  Our business is subject to extensive regulation by many jurisdictions, and it is our policy to strictly comply with all relevant sanctions.  Furthermore, we put significant effort into being knowledgeable about the requirements and advising relevant employees.  We employ software which, among other things, checks prospective parties to transactions for restricted parties under the sanctions applicable to the Three Countries.  The sanctions are only a part of a much bigger compliance effort.  Compliance with anti-trust laws and the Foreign Corrupt Practices Act are other examples of regulation where we strictly apply regulations and make significant efforts to train all affected employees in the relevant law.

3.

In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, such as the approximate dollar amount of revenues and assets associated with Syria, Iran and Sudan, but should include consideration of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.  In this regard, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism.  Illinois, Oregon and New Jersey have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan.  Harvard University, Stanford University, and Dartmouth College have all adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by these actions.

As indicated in response to your comment 1, we believe the dollar amount of our sales into the Three Countries is immaterial to investors in terms of our 2005 worldwide revenue ($370,998 million), income ($36,130 million) and assets ($208,165 million).  (We have no

Exxon Mobil Corporation's Response to the

SEC Letter of January 6, 2006

December 31, 2004 Form 10-K

assets in the Three Countries.).  We also believe that the transactions mentioned in response to comment 1 are qualitatively immaterial to investors.

As indicated above, we have no Upstream operations, sales or assets in the Three Countries.  The Upstream segment is our largest segment by income and assets.  We further believe that analysts and investors look to the Upstream segment of integrated international oil companies to an even greater proportion than that segment's share of income and assets in estimating such companies' prospects and risks for future investment.  The absence of any Upstream business with any such risk further reduces the possibility of transactions with the Three Countries being viewed as material.

We also believe analysts and investors are aware of transactions between large international oil companies and the Three Countries over a long period of time.  As you indicated in your January 6, 2006 letter to us, there has been substantial mention in the media of such transactions.  The oil industry and our company in particular are followed by a large number of investment analysts who must be aware of such media reports.  We do not recall any analyst's report that addressed such transactions, let alone asserted they were an investment risk.  A reasonable conclusion by an analyst or investor that these transactions do not present a material investment risk would be supported by the fact that our transactions comply with the applicable sanctions.  As a result, we believe that, in general, present or potential investors do not perceive these transactions as a material risk to investment in our company and do not affect our reputation or share value.

In your January 6, 2006 letter to us, you noted that two well known universities and a college have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan.  Those policies have also been part of the media coverage to which your letter refers.  We have not been able to discern any effect of those policies on our share value.  That is reasonable given our limited contacts with Sudan.

Your January 6, 2006 letter to us also notes that several states have adopted or are considering legislation prohibiting investment in, and/or requiring divestment of state assets from, companies that do business in Sudan.  Here also we are not able to discern any effect of such legislation on our share value.  Again, that is reasonable given our limited contacts with Sudan.  Furthermore, we note the United States Supreme Court decision in Crosby v. National Foreign Trade Council, 530 U.S. 363 (2000).  That decision calls into question the constitutionality of such state legislative intrusions on United States foreign policy.